CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-85012, 333-62013, 33-61111, 333-41376, 333-43486, 333-100574 and 333-106310) and the Registration Statement on Form S-3 (No. 333-43502) of Churchill Downs Incorporated of our report dated March 3, 2004 (except for the matters disclosed in the first two paragraphs of Note 1, as to which the date is May 10, 2004) relating to the financial statements and financial statement schedules, which appears in this Form 10-K/A.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Louisville, Kentucky
May 10, 2004

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